                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2008

                          Commission File No. 000-30752


                              AETERNA ZENTARIS INC.
                      -------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1.   AEterna Zentaris' Interim Report Second Quarter 2008 (Q2)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AETERNA ZENTARIS INC.


Date:  August 13, 2008                  By: /s/Dennis Turpin
----------------------                      ------------------------------------
                                            Dennis Turpin
                                            Senior Vice President, Chief Financial Officer

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING ANALYSIS PROVIDES A REVIEW OF THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007. IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A), THE "COMPANY", "WE", "US", AND "OUR" MEAN AETERNA ZENTARIS INC. AND ITS SUBSIDIARIES. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AETERNA ZENTARIS INC.'S INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED ON JUNE 30, 2008 AND 2007. OUR CONSOLIDATED FINANCIAL STATEMENTS ARE REPORTED IN UNITED STATES DOLLARS AND HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA, OR CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP). ALL AMOUNTS ARE IN US DOLLARS UNLESS OTHERWISE INDICATED.

COMPANY OVERVIEW

AEterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for advanced endometrial and advanced ovarian cancers.

KEY DEVELOPMENTS FOR THE QUARTER ENDED JUNE 30, 2008

On April 11, 2008, Juergen Ernst, Chairman of the Board, was appointed interim President and CEO, replacing David J. Mazzo, Ph.D., former President and CEO of the Company. The Company also announced the departure of Ellen McDonald, former Senior Vice President Business Operations and Chief Business Officer.

On April 15, 2008, we announced completion of patient recruitment for the first efficacy trial of our Phase 3 program in BPH with our lead compound, cetrorelix.

On May 14, 2008, we reported first patient dosing for the safety trial of the same Phase 3 program in BPH with cetrorelix.

On June 26, 2008, we completed the sale of our Quebec City property for $7.1 million.

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

DRUG DEVELOPMENT:

STATUS OF OUR DRUG PIPELINE AS OF JUNE 30, 2008

DISCOVERY                  PRECLINICAL              PHASE 1           PHASE 2        PHASE 3     COMMERCIAL
---------------------------------------------------------------------------------------------------------------
120,000 compound  AEZS-115                      AEZS-112         AEZS-108            Cetrorelix  Cetrotide(R)
library           (endometriosis & urology)     (oncology)       (endometrial and    (BPH)       (IN VITRO
                                                                 ovarian cancers)                fertilization)

                  AEZS-120                      AEZS-130         Cetrorelix
                  (oncology vaccine)            (endocrinology)  (endometriosis)
                                                                 (BPH in Japan)

                  Erk & PI3K                                     Ozarelix
                  Inhibitors                                     (BPH, prostate
                  (oncology)                                     cancer)

                  Ghrelin receptor ligands                       Perifosine
                  (endocrinology and oncology)                   (multiple cancers)

                  AEZS-127
                  (oncology)

PARTNERS

                  AEZS-127:                     AEZS-130:        Cetrorelix:                     Cetrotide(R):
                  KERYX                         ARDANA           SHIONOGI in Japan               MERCK SERONO
                                                                                                 (World ex-Japan)

                                                                 Ozarelix:                       NIPPON KAYAKU / SHIONOGI
                                                                 SPECTRUM in North               (Japan)
                                                                 America and India,
                                                                 NIPPON KAYAKU in
                                                                 Japan

                                                                 Perifosine:
                                                                 KERYX in North
                                                                 America

CETRORELIX

In April 2008, we reported the completion of patient recruitment for the first efficacy trial of our Phase 3 program in BPH. This study involves approximately 600 patients primarily in the United States and Canada, with additional sites in Europe. The corresponding results are expected in the third quarter of 2009. As for the second

                                                                             (2)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

efficacy trial of our Phase 3 program in BPH, which will involve approximately 400 patients primarily in Europe, the recruitment of this double-blind placebo controlled study is progressing as planned; and we expect it will be completed by September 30, 2008.

In May 2008, we reported first patient dosing for the safety trial of the same Phase 3 program in BPH. This open-label, single-armed, multi-center study will involve approximately 500 patients in both North America and Europe.

OZARELIX

On April 14, 2008, our partner, Spectrum Pharmaceuticals (NASDAQ: SPPI), released Phase 2b results for ozarelix in BPH which demonstrated sufficient clinical activity to justify its continued development in BPH. Based on these results, Spectrum is planning to submit a protocol to the FDA for the next study in BPH.

AEZS-108

Our Phase 2 trial in gynaecological cancers is ongoing. First patient dosing commenced in February 2008 and the planned study period is approximately 24 months. As of July 30, 2008, we had recruited 36 patients. This open-label, non-comparative multi-center Phase 2 trial, will treat up to 82 women with LHRH-receptor positive ovarian and endometrial cancerous tumors.

CONSOLIDATED RESULTS OF OPERATIONS

For the three-month and six-month periods ended June 30, 2007, consolidated revenues and expenses of Echelon Biosciences have been reclassified as discontinued operations. Since we disposed of our entire position in Echelon Biosciences in November 2007, going forward we will no longer have access to liquidity or cash flows from said company.

                                                                             (3)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

The following table sets forth selected Canadian GAAP consolidated financial data in thousands of US dollars, except shares and per share data.

                                                        THREE MONTHS ENDED          SIX MONTHS ENDED
                                                             JUNE 30,                    JUNE 30,
(UNAUDITED)                                             2008          2007          2008          2007
=========================================================================================================
                                                         $             $             $             $
REVENUES
Sales and royalties                                       8,250         7,698        16,192        15,020
License fees                                              2,207         3,853         4,013         5,765
---------------------------------------------------------------------------------------------------------
                                                         10,457        11,551        20,205        20,785
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                             4,758         3,075         9,362         6,385
Research and development costs, net of tax credits
and grants                                               17,345         7,815        31,034        15,722
Selling, general and administrative                       6,606         4,517        11,010         9,410
Depreciation and amortization
  Property, plant and equipment                             397           392           766           757
  Intangible assets                                         876           928         1,716         1,990
---------------------------------------------------------------------------------------------------------
                                                         29,982        16,727        53,888        34,264
---------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                   (19,525)       (5,176)      (33,683)      (13,479)
OTHER REVENUES (EXPENSES)
Interest income                                             311           300           588           875
Interest expense                                           (53)          (53)          (68)          (53)
Foreign exchange (loss) gain                              (502)         (637)         1,753         (596)
Loss on disposal of long-lived assets held for
sale                                                      (810)             -          (35)             -
---------------------------------------------------------------------------------------------------------
                                                        (1,054)         (390)         2,238           226
---------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                               (20,579)       (5,566)      (31,445)      (13,253)
INCOME TAX RECOVERY                                           -           731             -         3,275
---------------------------------------------------------------------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS                    (20,579)       (4,835)      (31,445)       (9,978)
NET (LOSS) EARNINGS FROM DISCONTINUED OPERATIONS              -          (11)             -            22
---------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                (20,579)       (4,846)      (31,445)       (9,956)
=========================================================================================================
NET LOSS PER SHARE FROM CONTINUING OPERATIONS
Basic and diluted                                        (0.39)        (0.09)        (0.59)        (0.19)
=========================================================================================================
NET LOSS PER SHARE
Basic and diluted                                        (0.39)        (0.09)        (0.59)        (0.19)
=========================================================================================================
WEIGHTED AVERAGE NUMBER OF SHARES
Basic and diluted                                    53,187,470    53,179,470    53,187,470    53,179,470
=========================================================================================================

                                                                             (4)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

CONSOLIDATED REVENUES

CONSOLIDATED REVENUES are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide(R) (cetrorelix), active pharmaceutical ingredients and Impavido(R) (miltefosine), the latter being applicable for the first quarter ended March 31, 2008 and the full year 2007. Royalties are derived from Cetrotide(R) (cetrorelix), sold by Merck Serono in reproductive health assistance for IN VITRO fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

During the first quarter of 2008, the Company entered into an agreement, with respect to the sale of its intangible property - Impavido(R) (miltefosine) with Paladin Labs Inc. On March 31, 2008, this transaction was completed for cash at a gross selling price of approximately $8.9 million (CAD$9.1 million). In 2007, annual sales of Impavido(R) represented $3 million. As a result of the sale of the Impavido(R)'s intangible property, we expect a corresponding decrease in sales and royalties for 2008.

Consolidated sales and royalties increased to $8.2 million for the three-month period ended June 30, 2008, compared to $7.7 million for the same period in 2007. The increase in sales and royalties for the three-month period ended June 30, 2008 compared to the same period last year is related primarily to additional sales of Cetrotide(R), partly offset by the exclusion of sales from Impavido(R) in the second quarter of 2008.

Consolidated sales and royalties increased to $16.2 million for the six-month period ended June 30, 2008, compared to $15 million for the same period in 2007. The increase in sales and royalties for the six-month period ended June 30, 2008 compared to the same period last year, is mainly related to a 70% increase in sales of Cetrotide(R), partly offset by lower sales of Impavido(R).

License fees revenues decreased to $2.2 million for the three-month period ended June 30, 2008 compared to $3.9 million for the same period in 2007.

License fees revenues decreased to $4 million for the six-month period ended June 30, 2008 compared to $5.8 million for the same period in 2007.

The decrease for the three-month and six-month periods ended June 30, 2008, compared to the same periods in 2007, is mainly attributable to the termination of the Company's licensing agreement with Solvay Pharmaceuticals in 2007, which triggered additional amortization of upfront payments in the second quarter of 2007.

License fees revenues are expected to decrease in 2008 primarily from the termination of the collaboration agreement with Solvay Pharmaceuticals in 2007.

                                                                             (5)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

CONSOLIDATED OPERATING EXPENSES

CONSOLIDATED COST OF SALES increased to $4.8 million for the three-month period ended June 30, 2008 compared to $3.1 million for the same period in 2007. The cost of sales as a percentage of sales and royalties was 58% in the second quarter 2008 compared to 40% for the same period in 2007. The higher percentage of cost of sales in the second quarter of 2008, compared to the same period in 2007, is due to favourable product mix sold in 2007 which included more active ingredients and Impavido(R) with higher margins. The product mix for the second quarter of 2008 contained a high concentration of Cetrotide(R) which is more expensive to produce.

Consolidated cost of sales increased to $9.4 million for the six-month period ended June 30, 2008 compared to $6.4 million for the same period in 2007. The cost of sales as a percentage of sales and royalties remains at 58% for the six-month period ended June 30, 2008 compared to 43% for the same period in 2007. The higher percentage of cost of sales for the six-month period ended June 30, 2008 is directly related to product mix which includes a high concentration of sales related to Cetrotide(R).

The cost of sales as a percentage of sales and royalties is expected to reach nearly 55% in 2008, mainly due to the completion of the sale of the Impavido(R) intangible assets.

CONSOLIDATED R&D COSTS, NET OF TAX CREDITS AND GRANTS were $17.3 million for the three-month period ended June 30, 2008 compared to $7.8 million for the same period in 2007.

Consolidated R&D costs, net of tax credits and grants were $31 million for the six-month period ended June 30, 2008 compared to $15.7 million for the same period in 2007.

Additional R&D expenses in the three-month and six-month periods ended June 30, 2008, compared to the same periods in 2007 are mainly related to the advancement of our Phase 3 program in BPH with our lead product, cetrorelix.

                                                                             (6)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

The following table summarizes the allocation of R&D external costs supported by the Company for the six-month period ended June 30, 2008.

                                                                    SIX MONTHS ENDED
   (in thousands of US dollars)                                      JUNE 30, 2008
=====================================================================================
     PRODUCTS          STATUS               INDICATION              R&D COSTS
=====================================================================================
                                                                        $       %
Cetrorelix          Phase 3       BPH                                  13,006  64.4
AEZS-108            Phase 2       Endometrial and ovarian cancers         660   3.3
Perifosine          Phase 2       Oncology                                972   4.8
Ozarelix            Phase 2       BPH and prostate cancer                 119   0.6
AEZS-112            Phase 1       Oncology                              1,039   5.1
Erk PI3K            Preclinical   Oncology                                804   4.0
Ghrelin receptor    Preclinical   Endocrinology and oncology              678   3.4
AEZS-115            Preclinical   Endocrinology and oncology              465   2.3
Other               Preclinical   Multiple                              2,467  12.1
=====================================================================================
                                                                       20,210   100
=====================================================================================

We expect R&D investments in 2008 to range from $55 million to $58 million, an increase of approximately 45% from 2007. This year-over-year increase will primarily be related to the advancement of our Phase 3 program in BPH with our lead compound cetrorelix, including a 500-patient safety study in North America and Europe, a 400-patient efficacy study in Europe, as well as a 600-patient efficacy study in North America and Europe. The cost of these studies will be combined with the ongoing preclinical carcinogenicity study and the manufacturing of cetrorelix drug supply. The expected increase in R&D is also related to the impact of the increased Euro exchange rate.

R&D investments in AEZS-108 are expected to increase in 2008, as we initiated the dosing of patients in the Phase 2 study in early 2008.

Our other programs will represent a lower portion of our investment in R&D for 2008, as our focus is on advancing our later-stage lead compounds cetrorelix in BPH and AEZS-108 in endometrial and ovarian cancers.

                                                                             (7)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES were $6.6 million for the three-month period ended June 30, 2008 compared to $4.5 million for the same period in 2007.

Consolidated selling, general and administrative (SG&A) expenses were $11 million for the six-month period ended June 30, 2008 compared to $9.4 million for the same period in 2007.

The increase in SG&A expenses for the three-month and six-month periods ended June 30, 2008 compared to the same periods in 2007 is primarily due to non-recurring corporate expenses related to organizational changes, including severance paid to the former President and CEO, as well as to the Senior Vice President and CBO that were implemented in the second quarter of 2008.

We expect to maintain the SG&A in 2008 at comparable levels of 2007.

CONSOLIDATED DEPRECIATION AND AMORTIZATION (D&A) reached $1.3 million for the three-month period ended June 30, 2008 compared to $1.3 million for the same period in 2007.

Consolidated D&A decreased to $2.5 million for the six-month period ended June 30, 2008 compared to $2.7 million for the same period in 2007.

D&A expense was similar period over period due to the reclassification of the building in Quebec City as a long-lived asset held for sale and the conclusion of its sale during the second quarter of 2008, combined with the selling of Impavido(R)'s intangible property on March 31, 2008.

CONSOLIDATED LOSS FROM OPERATIONS increased to $19.5 million for the three-month period ended June 30, 2008 compared to $5.2 million for the same period in 2007.

Consolidated loss from operations increased to $33.7 million for the six-month period ended June 30, 2008 compared to $13.5 million for the same period in 2007.

The increase in loss from operations for the three-month and six-month periods ended June 30, 2008, compared to the same periods in 2007, is primarily attributable to additional R&D expenses related to the advancement of our Phase 3 program with cetrorelix in BPH and additional SG&A non-recurring corporate expenses.

We expect our consolidated loss from operations to increase in 2008, mainly due to additional R&D expenses for cetrorelix in BPH.

                                                                             (8)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

CONSOLIDATED OTHER EXPENSES, NET OF REVENUES for the three-month period ended June 30, 2008 were $1 million compared to $0.4 million for the same period in 2007. The increase of consolidated other expenses, net of revenues for the three-month period ended June 30, 2008 compared to the same period in 2007, is mainly attributable to the recording of an additional loss of $810,000 on the disposal of the Quebec City property as a long-lived asset held for sale.

Consolidated other revenues, net of expenses for the six-month period ended June 30, 2008 were $2.2 million compared to $0.2 million for the same period in 2007. The increase of consolidated other revenues, net of expenses for the six-month period ended June 30, 2008 is mainly attributable to an unrealized foreign exchange gain amounting to $1,8 million compared to an unrealized foreign exchange loss of $596,000 for the same period in 2007. The foreign exchange gain for the six-month period ended June 30, 2008 is primarily related to accounts payable denominated in US currency of our subsidiary in Germany with the Euro as the functional currency. It is also related to an advance in Euro by the parent Company to our subsidiary in Germany, which has not been designated as a hedge of a net investment in a self-sustaining subsidiary and the corresponding strength of the Euro compared to the Canadian dollar, the functional currency of the parent Company. The end-of-period conversion rates from Euro to Canadian dollar and from Euro to US dollar for June 30, 2008 and December 31, 2007 were
1.60 compared to 1.44 for Euro to Canadian dollar and 1.57 compared to 1.46 for Euro to US dollar, respectively.

CONSOLIDATED INCOME TAX RECOVERY for the three-month period ended June 30, 2008 was nil compared to $0.7 million for the same period in 2007.

Consolidated income tax recovery for the six-month period ended June 30, 2008 was nil compared to $3.3 million for the same period in 2007.

The income tax recovery recorded in 2007 was related to the utilization of some of our future income tax assets following the taxable capital gain realized by the spin-off of our former subsidiary, Atrium Biotechnologies Inc., now known as Atrium Innovations Inc.

CONSOLIDATED NET LOSS FROM CONTINUING OPERATIONS for the three-month period ended June 30, 2008 was $20.6 million compared to $4.8 million for the same period in 2007.

Consolidated net loss from continuing operations for the six-month period ended June 30, 2008 was $31.4 million compared to $10 million for the same period in 2007.

The periods-over-periods increase in consolidated net loss from continuing operations is primarily attributable to higher R&D costs and non-recurring SG&A corporate expenses.

                                                                             (9)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

CONSOLIDATED NET LOSS for the three-month period ended June 30, 2008 was $20.6 million or $0.39 per basic and diluted share compared to $4.8 million or $0.09 per basic and diluted share for the same period in 2007.

Consolidated net loss for the six-month period ended June 30, 2008 was $31.4 million or $0.59 per basic and diluted share compared to $10 million or $0.19 per basic and diluted share for the same period in 2007.

The periods-over-periods increase in net loss is primarily attributable to the increased R&D costs related to the advancement of cetrorelix into our Phase 3 program for the treatment of BPH and non-recurring SG&A corporate costs.

THE WEIGHTED AVERAGE NUMBER OF SHARES of 53.2 million shares used to calculate the basic and diluted net loss per share for the three-month and six-month periods ended June 30, 2008 was similar compared to the same periods in 2007.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM FINANCIAL LIABILITIES

CONSOLIDATED BALANCE SHEET DATA

                                                          AS AT        As at
                                                          JUNE 30,  December 31,
 (in thousands of US dollars)                              2008         2007
================================================================================
                                                            $            $
 TOTAL ASSETS                                              95,549     123,363
--------------------------------------------------------------------------------
 LONG-TERM FINANCIAL LIABILITIES                            3,347       3,333
================================================================================

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There have been no significant changes in our accounting policies and estimates since December 31, 2007, with the exception of the application of new accounting standards as described below. Please refer to the corresponding section in our 2007 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and U.S. Generally Accepted Accounting Principles (Canadian and U.S. GAAP) is referenced in Note 24 of our annual 2007 financial statements. Furthermore, significant differences in measurement and disclosure from the U.S. GAAP are set forth in Note 11 of our interim consolidated financial statements.

                                                                            (10)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

NEW ACCOUNTING STANDARDS

ADOPTED IN 2008

On January 1, 2008 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1535, CAPITAL DISCLOSURE; CICA Handbook
Section 3862, FINANCIAL INSTRUMENTS - DISCLOSURE; CICA Handbook Sections 3863, FINANCIAL INSTRUMENTS - PRESENTATION; and CICA Handbook Section 3031, INVENTORIES, which replaces Section 3030.

The CICA Section 1535, "CAPITAL DISCLOSURES" establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance, see Note 5 of our interim consolidated financial statements.

The CICA Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES" and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION" which replace Section 3861, "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION", requires the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company's financial instruments. The presentation requirements are carried forward unchanged, see
Note 9 of our interim consolidated financial statements.

The CICA issued Section 3031, "INVENTORIES" which replaced existing Section 3030 having the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories, The Company has applied this standard for the fiscal year beginning January 1, 2008, and there has been no impact on the consolidated financial statements.

FUTURE ACCOUNTING CHANGES

In January 2008, the CICA issued Handbook Section 3064, "GOODWILL AND INTANGIBLE ASSETS". This standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to the Company's interim and annual financial statements beginning in 2009. The Company has not yet determined the impact that the adoption of this standard will have on the consolidated financial statements.

                                                                            (11)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

In 2007, the CICA published an update to the Accounting Standards Board of Canada's ("AcSB) "IMPLEMENTATION PLAN FOR INCORPORATING INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") INTO CANADIAN GAAP". The plan outlines the key decisions that the CICA will need to make as it implements the Strategic Plan to converge Canadian GAAP standards with IFRS. While IFRS uses a similar conceptual framework to that of Canadian GAAP, there are still significant accounting policies differences that will need to be resolved. The CICA has confirmed on January 1, 2011 the change from current Canadian GAAP to IFRS for publicly accountable companies. In sequence with these changes, the Company is currently developing its internal implementation plans to meet the guidelines of the future reporting requirements.

CAPITAL DISCLOSURE

The Company's objective in managing capital composed of shareholders' equity is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. Currently, the Company is optimizing its liquidity needs by non-dilutive sources, including the spin-off and sales of non-core assets, investment tax credits and grants, interest income, licensing, service and royalty proceeds.

The Company's policy is to maintain a minimum level of debt. As at June 30, 2008, the Company had an outstanding loan from the Canadian government with a nominal value of CAD$400,000 discounted at an effective rate of 8.43% (US$392,000), non-interest bearing, payable in five annual equal and consecutive installments since July 2004. The balance of the loan is due and payable in July 2008.

As part of the selling of long-lived assets held for sale, the Company agreed to renegotiate with the principal tenant of the building, a long-term lease agreement to facilitate the selling of its property in Quebec City. Effective June 26, 2008, the Company agreed to pay over the next 5 years a total of $294,000 as an incentive and service fee to the principal tenant. This amount will be paid bi-annually at a rate of $29,400. The payable is non-interest bearing, with $235,000 being classified as long-term payable.

The capital management objective of the Company remains the same as that of previous years. The policy on dividends is to retain cash and to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, into Phase 3 for BPH and bringing the drug to market.

The Company is not subject to any capital requirements imposed by any regulators.

                                                                            (12)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments amounted to $24.8 million as at June 30, 2008 compared to $41.4 million as at December 31, 2007. Possible additional operating losses may require additional financing. As of June 30, 2008, cash and short-term investments of the Company included $20.7 million in Canadian currency and 2.2 million in Euros. The short-term investments do not include asset-backed commercial papers which are affected by liquidity issues.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

OPERATING ACTIVITIES

Cash flows used by our continuing operating activities were $19.4 million for the three-month period ended June 30, 2008 compared to $6.6 million for the same period in 2007. The increase in net cash used in 2008 is primarily attributable to additional investments in R&D related to the Phase 3 program in BPH for cetrorelix and non-recurring SG&A corporate expenses.

Cash flows used by our continuing operating activities were $27.6 million for the six-month period ended June 30, 2008 compared to $12.2 million for the same period in 2007. The increase in net cash used in 2008 is primarily attributable to increased R&D expenses related to the cetrorelix Phase 3 programs and non-recurring SG&A corporate expenses.

We expect net cash used in continuing operating activities to increase in 2008, as we will continue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Our strategy includes the signature of partnerships to support the development and commercialization of our products from our extensive pipeline. Our goal is to sign additional strategic partnerships in the last two quarters of 2008.

FINANCING ACTIVITIES

Net cash used in continuing financing activities was $0.3 million for the three-month period ended June 30, 2008 compared to $0.8 million for the same period in 2007. These funds were mostly used for repayment of long-term debt.

Net cash used in continuing financing activities was $0.8 million for the six-month period

                                                                            (13)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

ended June 30, 2008 compared to $0.7 million for the same period in 2007. These funds were mostly used for financing activities related to the shelf prospectus and long-term debt repayments.

INVESTING ACTIVITIES

Net cash provided by continuing investing activities (excluding the change in short-term investments) amounted to $5.5 million for the three-month period ended June 30, 2008 compared to a use of cash of $1.1 million for the same period in 2007. The increase in inflow for the three-month period ended June 30, 2008 is mainly related to the sale of the Quebec City building and land property.

Net cash provided by continuing investing activities (excluding the change in short-term investments) amounted to $13.8 million for the six-month period ended June 30, 2008 compared to a use of funds of $1 million for the same period in 2007. The increase in inflow for the six-month period ended June 30, 2008 is mainly related to the disposal of the Quebec City building and land property combined with the disposal of the long-lived asset held for sale, Impavido(R).

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table indicates our cash requirements with respect to these obligations:

CONTRACTUAL OBLIGATIONS AS OF JUNE 30, 2008:

                                            CARRYING    LESS THAN      1 TO 3       OVER 3
                                             AMOUNT       1 YEAR       YEARS        YEARS
                                           =================================================
                                               $             $           $            $
Accounts payable and accrued liabilities       20,170       20,170            -            -
Operating leases                               10,555        2,392        6,136        2,027
Long-term debt and payable                        686          451          176           59
Manufacturing contracts                        26,505       16,930        9,575            -
                                           -------------------------------------------------
Total                                          57,916       39,943       15,887        2,086
                                           =================================================

OUTSTANDING SHARE DATA

As of August 5, 2008, there were 53,187,470 common shares issued and outstanding, as well as 4,196,093 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability

                                                                            (14)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

QUARTERLY SUMMARY FINANCIAL INFORMATION
(in thousands of US dollars, except per share data)

                                                                         QUARTERS ENDED
-------------------------------------------------------------------------------------------------------------
                                                   JUNE 30,       MARCH 31,      DECEMBER 31,   SEPTEMBER 30,
UNAUDITED                                           2008            2008             2007           2007
=============================================================================================================
                                                     $               $                $              $
Revenues                                             10,457           9,748          10,240         11,044
Loss from operations                               (19,525)        (14,158)        (11,664)        (9,461)
Net loss from continuing operations                (20,579)        (10,866)        (13,854)        (8,112)
Net loss                                           (20,579)        (10,866)        (13,636)        (8,704)
Net loss per share from continuing operations
    Basic and diluted                                (0.39)          (0.20)          (0.26)         (0.16)
Net loss per share
    Basic and diluted                                (0.39)          (0.20)          (0.26)         (0.16)

                                                                         QUARTERS ENDED
-------------------------------------------------------------------------------------------------------------
                                                   JUNE 30,       MARCH 31,      DECEMBER 31,   SEPTEMBER 30,
                                                    2007            2007             2006           2006
=============================================================================================================
                                                     $               $                $              $
Revenues                                             11,551           9,233          11,937          9,928
Loss from operations                                (5,176)         (8,303)         (6,457)        (5,833)
Net earnings (loss) from continuing operations      (4,835)         (5,143)          22,526        (4,741)
Net earnings (loss)                                 (4,846)         (5,110)          39,101        (1,569)
Net earnings (loss) per share from continuing
  operations
   Basic and diluted                                 (0.09)          (0.10)            0.42         (0.09)
Net earnings (loss) per share
   Basic and diluted                                 (0.09)          (0.10)            0.74         (0.03)

NOTE: PER SHARE DATA IS CALCULATED INDEPENDENTLY FOR EACH OF THE QUARTERS
      PRESENTED. THEREFORE, THE SUM OF THIS QUARTERLY INFORMATION DOES NOT EQUAL THE CORRESPONDING ANNUAL INFORMATION.

                                                                            (15)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

OUTLOOK FOR 2008

We expect that during the remainder of the year 2008 our license fees revenues will be negatively impacted by the recently announced financial difficulties of our partner, Ardana Bioscience Ltd. (Ardana), from which we were expecting approximately $1.2 million of milestone payments related to the advancement of AEZS-130 - growth hormone secretagogue.

We expect R&D expenses over time to increase primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH.

With an expected shortage in milestone payments, increased R&D costs due to the Phase 3 program of cetrorelix that is running faster than expected; and the increase of the Euro as compared to the U.S. and Canadian currencies, net cash outflow for the fiscal year 2008 is now projected to range from $30 million to $35 million. This does not take into account additional non-dilutive transactions and strategic partnerships that we expect to conclude within the next 6 months.

We believe that the Company has sufficient funds to finish the year 2008 and we do not expect to pursue dilutive financings.

FINANCIAL AND OTHER INSTRUMENTS

FOREIGN CURRENCY RISK

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the three-month and six-month periods ended June 30, 2008, there were no operations using forward-exchange contracts and no forward-exchange contract is outstanding as of today.

CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

                                                                            (16)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

RISK FACTORS AND UNCERTAINTIES

RISKS ASSOCIATED WITH OPERATIONS:

     - Many of our products are currently in an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

     - We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

     - Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

     - We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

     - We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and the Company;

     - In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers

                                                                            (17)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

          or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

CASH FLOWS AND FINANCIAL RESOURCES

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, issuance of new share capital, as well as other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It may also be affected by our ability to obtain regulatory approvals, market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we will be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including R&D on our products; clinical trial results, increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

                                                                            (18)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

KEY PERSONNEL

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

ACQUISITION PROGRAM

We intend to continue to acquire new technologies and/or businesses. There is no assurance that we will make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

VOLATILITY OF SHARE PRICES

Share prices are subject to change due to numerous factors including reports of new information, changes in the Company's financial situation, sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of AEterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

A DETAILED LIST OF THE RISKS AND UNCERTAINTIES AFFECTING US CAN BE FOUND IN OUR SHELF-PROSPECTUS AND PUBLIC DOCUMENTS FILED ON SEDAR AND EDGAR.

                                                                            (19)

MD&A -Second Quarter 2008                                [AETERNA ZENTARIS LOGO]

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There has been no change in the Company's internal control over financial reporting which occurred during the three-month period ended June 30, 2008 that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except as requested by a governmental authority or applicable law.

On behalf of management,


/s/ Dennis Turpin

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
August 12, 2008

                                                                            (20)

Interim Consolidated Financial Statements
(UNAUDITED)

AETERNA ZENTARIS INC.

For the three-month and six-month periods ended June 30, 2008 and 2007 (expressed in thousands of US dollars)

AETERNA ZENTARIS INC.
Interim Consolidated Financial Statements
(UNAUDITED)
For the three-month and six-month periods ended June 30, 2008 and 2007

FINANCIAL STATEMENTS

     Interim Consolidated Balance Sheets......................................2
     Interim Consolidated Statements of Changes in Shareholders' Equity.......3
     Interim Consolidated Statements of Earnings and Comprehensive Income.....5
     Interim Consolidated Statements of Cash Flows............................6
     Notes to Interim Consolidated Financial Statements.......................7

AETERNA ZENTARIS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

================================================================================

(UNAUDITED)                                                  AS AT           AS AT
                                                            JUNE 30,      DECEMBER 31,
                                                              2008            2007
------------------------------------------------------------------------------------------
                                                               $               $
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                       11,435          10,272
Short-term investments                                          13,392          31,115
Accounts receivable
    Trade                                                        8,013           6,170
    Other                                                        2,026           3,044
Income taxes                                                        69               -
Inventory (note 6)                                               4,918           5,406
Prepaid expenses                                                 2,992           3,573
------------------------------------------------------------------------------------------
                                                                42,845          59,580

PROPERTY, PLANT AND EQUIPMENT                                    8,251           7,460

LONG-LIVED ASSETS HELD FOR SALE (note 3)                           178          13,999

DEFERRED CHARGES AND OTHER LONG-TERM ASSETS                      1,840           1,441

INTANGIBLE ASSETS                                               31,099          30,391

GOODWILL (note 4)                                               11,336          10,492
------------------------------------------------------------------------------------------
                                                                95,549         123,363
==========================================================================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                        20,170          16,084
Income taxes                                                         -              23
Deferred revenues                                                3,425           5,373
Current portion of long-term debt and payable (note 5)             451             775
------------------------------------------------------------------------------------------
                                                                24,046          22,255

DEFERRED REVENUES                                                3,112           3,333

LONG-TERM PAYABLE (note 5)                                         235               -

EMPLOYEE FUTURE BENEFITS                                        10,337           9,184
------------------------------------------------------------------------------------------
                                                                37,730          34,772
------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 8)                                          30,566          30,566

OTHER CAPITAL                                                   79,448          79,306

DEFICIT                                                       (74,442)        (42,997)

ACCUMULATED OTHER COMPREHENSIVE INCOME                          22,247          21,716
------------------------------------------------------------------------------------------
                                                                57,819          88,591
------------------------------------------------------------------------------------------
                                                                95,549         123,363
==========================================================================================

Basis of presentation (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

APPROVED BY THE BOARD OF DIRECTORS


    /s/ Juergen Ernst                     /s/ Gerard Limoges
--------------------------------     -------------------------------
  Juergen Ernst, MBA                   Gerard Limoges, FCA
  Director                             Director

                                                                             (2)

AETERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except common shares data)

================================================================================

                                                                                                   ACCUMULATED
                                    COMMON                                                            OTHER
                                    SHARES                                                        COMPREHENSIVE
(UNAUDITED)                       (NUMBER OF)   SHARE CAPITAL   OTHER CAPITAL       DEFICIT           INCOME           TOTAL
=================================================================================================================================
                                                      $               $                $                $                $
BALANCE - DECEMBER 31, 2007         53,187,470          30,566          79,306         (42,997)           21,716           88,591
Net loss for the period                      -               -               -         (10,866)                -         (10,866)
Foreign currency translation                 -               -               -                -              (9)              (9)
Variation in fair value of
  short-term investments                     -               -               -                -               47               47
Stock based compensation costs               -               -             270                -                -              270
---------------------------------------------------------------------------------------------------------------------------------
BALANCE - MARCH 31, 2008            53,187,470          30,566          79,576         (53,863)           21,754           78,033
Net loss for the period                      -               -               -         (20,579)                -         (20,579)
Foreign currency translation                 -               -               -                -              528              528
Variation in fair value of
  short-term investments                     -               -               -                -             (35)             (35)
Stock based compensation costs               -               -           (128)                -                -            (128)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE - JUNE 30, 2008             53,187,470          30,566          79,448         (74,442)           22,247           57,819
=================================================================================================================================

                                                                                                    ACCUMULATED
                                    COMMON                                                            OTHER
                                    SHARES                                                        COMPREHENSIVE
(UNAUDITED)                       (NUMBER OF)   SHARE CAPITAL   OTHER CAPITAL        DEFICIT           INCOME           TOTAL
=================================================================================================================================
                                                      $               $                 $                 $               $
BALANCE - DECEMBER 31, 2006         53,169,470         168,466           6,226         (10,114)           14,301          178,879

Net loss for the period                      -               -               -          (5,110)                -          (5,110)
Adjustment related to the
  implementation of new
  accounting standards                       -               -               -            (587)             (41)            (628)
Foreign currency translation                 -               -               -                -              998              998
Variation in fair value of
  short-term investments                     -               -               -                -             (24)             (24)
Issued pursuant to the stock
  option plan
     For cash                           10,000              18               -                -                -               18
     Ascribed value from Other
       Capital                               -              13            (13)                -                -                -
Reduction of stated capital                  -       (137,959)          70,032                -          (5,624)         (73,551)
Stock based compensation costs               -               -             454                -                -              454
---------------------------------------------------------------------------------------------------------------------------------
BALANCE - MARCH 31, 2007            53,179,470          30,538          76,699         (15,811)            9,610          101,036
Net loss for the period                      -               -               -          (4,846)                -          (4,846)
Foreign currency translation                 -               -               -                -            5,891            5,891
Variation in fair value of
  short-term investments                     -               -               -                -            (144)            (144)
Stock based compensation costs               -               -             527                -                -              527
---------------------------------------------------------------------------------------------------------------------------------
BALANCE - JUNE 30, 2007             53,179,470          30,538          77,226         (20,657)           15,357          102,464
=================================================================================================================================

    The accompanying notes are an integral part of these interim consolidated financial statements.

                                                                             (3)

AETERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars)

================================================================================

                                                                    AS AT
ACCUMULATED OTHER COMPREHENSIVE INCOME AND DEFICIT                 JUNE 30,
(UNAUDITED)                                                    2008        2007
=================================================================================
                                                                 $           $
Consisting of the following:
    Foreign currency translation adjustment                    22,225      15,566
    Variation in fair market value of short-term investments       22       (209)
---------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                         22,247      15,357

DEFICIT                                                      (74,442)    (20,657)
---------------------------------------------------------------------------------
                                                             (52,195)     (5,300)
=================================================================================

    The accompanying notes are an integral part of these interim consolidated
                              financial statements.                          (4)

AETERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (Expressed in thousands of US dollars, except shares and per share data)

================================================================================

                                                                 THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
(UNAUDITED)                                                          2008            2007            2008            2007
=============================================================================================================================
                                                                       $               $               $               $
REVENUES
Sales and royalties                                                     8,250           7,698          16,192          15,020
License fees                                                            2,207           3,853           4,013           5,765
-----------------------------------------------------------------------------------------------------------------------------
                                                                       10,457          11,551          20,205          20,785
-----------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                           4,758           3,075           9,362           6,385
Research and development costs, net of tax credits and grants*         17,345           7,815          31,034          15,722
Selling, general and administrative*                                    6,606           4,517          11,010           9,410
Depreciation and amortization
  Property, plant and equipment                                           397             392             766             757
  Intangible assets                                                       876             928           1,716           1,990
-----------------------------------------------------------------------------------------------------------------------------
                                                                       29,982          16,727          53,888          34,264
-----------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                                 (19,525)         (5,176)        (33,683)        (13,479)
OTHER REVENUES (EXPENSES)
Interest income                                                           311             300             588             875
Interest expense                                                         (53)            (53)            (68)            (53)
Foreign exchange (loss) gain                                            (502)           (637)           1,753           (596)
Loss on disposal of long-lived assets held for sale (note 3)            (810)               -            (35)               -
-----------------------------------------------------------------------------------------------------------------------------
                                                                      (1,054)           (390)           2,238             226
-----------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                             (20,579)         (5,566)        (31,445)        (13,253)
INCOME TAX RECOVERY                                                         -             731               -           3,275
-----------------------------------------------------------------------------------------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS                                  (20,579)         (4,835)        (31,445)         (9,978)
NET (LOSS) EARNINGS FROM DISCONTINUED OPERATIONS                            -            (11)               -              22
-----------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                              (20,579)         (4,846)        (31,445)         (9,956)
=============================================================================================================================
NET LOSS PER SHARE FROM CONTINUING OPERATIONS
Basic and diluted                                                      (0.39)          (0.09)          (0.59)          (0.19)
=============================================================================================================================
NET LOSS PER SHARE
Basic and diluted                                                      (0.39)          (0.09)          (0.59)          (0.19)
=============================================================================================================================
WEIGHTED AVERAGE NUMBER OF SHARES  (NOTE 10)
Basic and diluted                                                  53,187,470      53,179,470      53,187,470      53,179,470
=============================================================================================================================
* Stock-based compensation costs included in:
  Research and development                                                 54              61             116             116
  Selling, general and administrative                                   (182)             466              26             865
-----------------------------------------------------------------------------------------------------------------------------
                                                                        (128)             527             142             981
=============================================================================================================================

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                                 THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
(UNAUDITED)                                                          2008            2007            2008            2007
=============================================================================================================================
                                                                       $               $               $               $
NET LOSS FOR THE PERIOD                                              (20,579)         (4,846)        (31,445)         (9,956)
Other comprehensive income (loss):
  Foreign currency translation                                            528           5,891             519           6,889
  Variation in the fair value of short-term investments                  (35)           (144)              12           (168)
-----------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE (LOSS) INCOME                                          (20,086)             901        (30,914)         (3,235)
=============================================================================================================================

    The accompanying notes are an integral part of these interim consolidated
                              financial statements.                          (5)

AETERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (Expressed in thousands of US dollars)

================================================================================

                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                           JUNE 30,                        JUNE 30,
(UNAUDITED)                                                          2008            2007            2008            2007
=============================================================================================================================
                                                                       $               $               $               $
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                              (20,579)         (4,846)        (31,445)         (9,956)
Net earnings (loss) from discontinued operations                            -            (11)               -              22
-----------------------------------------------------------------------------------------------------------------------------
Net loss from continuing operations                                  (20,579)         (4,835)        (31,445)         (9,978)
Items not affecting cash and cash equivalents
     Depreciation and amortization                                      1,273           1,320           2 482           2,747
     Stock-based compensation costs                                     (128)             527             142             981
     Future income taxes                                                    -           (731)               -         (3,105)
     Loss on disposal of long-lived assets held for sale                  810               -              35               -
     Employee future benefits                                             215             165             400             291
     Deferred charges                                                       9             252             104             366
     Deferred revenues                                                (1,410)         (3,040)         (2,795)         (4,423)
     Accretion on long-term borrowings                                   (15)              53               -              53
     Foreign exchange loss (gain) on long-term items
       denominated in foreign currency                                    346             526           (903)             508
Change in non-cash operating working capital items (note 7)               100           (920)           4,359             239
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing operating activities                     (19,379)         (6,683)        (27,621)        (12,321)
Net cash provided by discontinued operating activities                      -              78               -              86
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                (19,379)         (6,605)        (27,621)        (12,235)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                             (362)           (751)           (362)           (751)
Issuance of shares pursuant to the exercise of stock options                -               -               -              18
Share issue expenses                                                       12               -           (438)               -
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in continuing financing activities                        (350)           (751)           (800)           (733)
Net cash used in discontinued financing activities                          -             (8)               -            (16)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                   (350)           (759)           (800)           (749)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments                                          -         (3,291)               -         (5,851)
Proceeds from maturity of short-term investments                        8,839          13,591          17,213          18,876
Net proceeds from sale of long-lived assets held for sale               6,545               -          14,854               -
Purchase of property, plant and equipment                             (1,005)         (1,436)         (1,061)         (1,436)
Proceeds from sale of property, plant and equipment                        10             353              12             612
Acquisition of amortizable intangible assets                              (1)            (20)            (16)            (28)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing investing activities                   14,388           9,197          31,002          12,173
Net cash provided by (used in) discontinued investing activities            -              27               -            (14)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by investing activities                              14,388           9,224          31,002          12,159
-----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS             (82)             497         (1,418)             553
-----------------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                               (5,423)           2,357           1,163           (272)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                        16,858           6,727          10,272           9,356
-----------------------------------------------------------------------------------------------------------------------------
CASH - END OF PERIOD                                                   11,435           9,084          11,435           9,084
=============================================================================================================================
CASH RELATED TO:
     Continuing operations                                             11,435           8,791          11,435           8,791
     Discontinued operations                                                -             293               -             293
-----------------------------------------------------------------------------------------------------------------------------
                                                                       11,435           9,084          11,435           9,084
=============================================================================================================================

    The accompanying notes are an integral part of these interim consolidated
                              financial statements.                          (6)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

1.   BASIS OF PRESENTATION

These interim consolidated financial statements as at June 30, 2008 and for the three-month and six-month periods ended June 30, 2008 and 2007 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements with the exception of the application of new accounting standards as described in note 2 hereunder. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. The results of the interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year.

EVALUATION OF GOING CONCERN, RESULTS OF OPERATIONS, AND MANAGEMENT'S PLANS:

After reviewing its strategic plan and the corresponding budget of 2008 and forecasts for 2009 and 2010 as well as following the sale of non-core assets described in note 3, management believes that the Company currently has sufficient cash and short-term investments to fund planned expenditures until the end of the year 2008. Furthermore, management believes that additional non-core assets monetization, strategic partnerships and/or financings will be required to provide sufficient cash for the next 12 months. During the second part of year 2008, the Company endeavors to conclude additional monetization of non-core assets and strategic partnerships.

2.   NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

a)   ADOPTED IN 2008

On January 1, 2008 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1535, CAPITAL DISCLOSURE; CICA Handbook
Section 3862, FINANCIAL INSTRUMENTS - DISCLOSURE; CICA Handbook Sections 3863, FINANCIAL INSTRUMENTS - PRESENTATION; and CICA Handbook Section 3031, INVENTORIES, which replaces Section 3030.

The CICA Section 1535, "CAPITAL DISCLOSURES" establishes guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance, see note 5.

                                                                             (7)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

The CICA Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES" and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION" which replace Section 3861, "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION", requires the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the company's financial instruments. The presentation requirements are carried forward unchanged, see note 9.

The CICA issued Section 3031, "INVENTORIES" which replaced existing Section 3030 with the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. On January 1, 2008, the Company has adopted this standard and there has been no impact on the financial statements.

b)   FUTURE ACCOUNTING CHANGES

In January 2008, the CICA issued Handbook Section 3064, GOODWILL AND INTANGIBLE ASSETS. This standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to the Company's interim and annual financial statements beginning in 2009. The Company has not yet determined the impact that adoption of this standard will have on the consolidated financial statements.

3.   LONG-LIVED ASSETS HELD FOR SALE

In September 30, 2007, as part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to put up for sale its building and land properties located in Quebec City. The building and land were classified as "long-lived assets held for sale". Management, during the December 2007 year-end close, evaluated the net realizable value of the building and land held for sale based on bids that were received, and recorded an impairment loss of $735,000 against the assets held for sale. On June 26, 2008 the Company sold the Quebec City building and land for a gross amount of $7,061,000 payable cash at that date. The Company recorded an additional loss on sale of long-lived assets held for sale of $810,000. The net proceeds from disposal of long-lived assets held for sale was $6,545,000. As part of the sale of the building, the Company agreed to renegotiate with the principal tenant of the building, a long-term lease agreement to facilitate the transaction. Effective June 26th 2008, the Company agreed to pay the tenant, over the next 5 years, $294,000 as an incentive and service fee. This amount is included in the additional loss accounted for and will be paid by bi-annually installments of $29,400. The payable is non-interest bearing.

On March 1, 2008, the Company entered into a definite purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido(R) (miltefosine) with Paladin Labs Inc. The transaction was finalized on March 31, 2008 with net cash proceeds of $8,309,000, resulting in a gain of $775,000.

                                                                             (8)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

4.   GOODWILL

The change in carrying value is as follows:

                                                                            $
BALANCE AS AT DECEMBER 31, 2007                                           10,492
Effect of foreign exchange rate                                              844
--------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2008                                               11,336
================================================================================

5.   CAPITAL DISCLOSURE

The Company's objective in managing capital composed of shareholders' equity is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, when possible.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. Currently, the Company has tried to optimize its liquidity needs by non-dilutive sources, including the spin-off and sales of non-core assets, investment tax credits and grants, interest income, licensing, service and royalty proceeds.

The Company's policy is to maintain minimum level of debt. As at June 30, 2008 the Company has a loan from the federal and provincial governments with a nominal value of CAD$400,000 discounted at an effective rate of 8.43% (US$392,000), non-interesting bearing, which has been payable in five annual equal and consecutive instalments since July 2004. The balance of the loan is due and payable in July 2008.

The capital management objective of the Company remains the same as that of previous years. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate cetrorelix in Phase 3 for BPH. The Company is not subject to any capital requirements imposed by any regulators or any other external source.

                                                                             (9)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

6.   INVENTORY

                               AS AT JUNE 30, 2008     AS AT DECEMBER 31, 2007
                                         $                        $
================================================================================
Raw materials                          3,193                    3,399
Work in progress                       1,560                    1,602
Finished goods                           165                      405
--------------------------------------------------------------------------------
TOTAL INVENTORY                        4,918                    5,406
================================================================================

7.   STATEMENTS OF CASH FLOWS AND ADDITIONAL INFORMATION

                                                        THREE MONTHS ENDED JUNE 30,       SIX MONTHS ENDED JUNE 30,
                                                           2008            2007             2008            2007
====================================================================================================================
                                                             $              $                 $               $
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS
Accounts receivable                                       (1,024)           (880)           (499)           (475)
Inventory                                                     527             313             900             570
Prepaid expenses                                              780           (112)             823           (272)
Accounts payable and accrued liabilities                    (111)           (769)           3,216           (424)
Income taxes                                                 (72)             528            (81)             840
--------------------------------------------------------------------------------------------------------------------
                                                              100           (920)           4,359             239
====================================================================================================================
ADDITIONAL INFORMATION:
Interest paid:
   From continuing operations                                   -               -               -               1
Income taxes recovered:
   From continuing operations                                   -         (1,011)               -         (1,002)

EMPLOYEE FUTURE BENEFITS:
   Defined benefit plans                                      235             178             435             318
   Defined contribution plans                                 170             104             305             156

                                                                            (10)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

8.   SHARE CAPITAL

The following table summarizes the stock option activity under the Stock Option
Plan:

CANADIAN DOLLAR OPTIONS:

                                       SIX MONTHS ENDED JUNE 30, 2008                  YEAR ENDED DECEMBER 31, 2007
===========================================================================================================================
                                                          WEIGHTED AVERAGE                              WEIGHTED AVERAGE
                                                          EXERCISE PRICE                                 EXERCISE PRICE
                                       NUMBER                 (CAN$)                  NUMBER                   (CAN$)
Balance - Beginning of period         4,136,092               3.83                  3,490,092                   4.00
  Granted                                     -                  -                    815,000                   3.24
  Exercised                                   -                  -                    (18,000)                  1.96
  Expired                                     -                  -                          -                      -
  Forfeited                           (263,333)               3.94                   (151,000)                  4.93
---------------------------------------------------------------------------------------------------------------------------
Balance - End of period               3,872,759               3.82                  4,136,092                   3.83
===========================================================================================================================

US DOLLAR OPTIONS:

                                       SIX MONTHS ENDED JUNE 30, 2008                  YEAR ENDED DECEMBER 31, 2007
===========================================================================================================================
                                                          WEIGHTED AVERAGE                              WEIGHTED AVERAGE
                                       NUMBER           EXERCISE PRICE (US$)          NUMBER          EXERCISE PRICE (US$)
Balance - Beginning of period           870,000               2.79                          -                     -
  Granted                                     -                  -                    870,000                  2.79
  Exercised                                   -                  -                          -                     -
  Expired                                     -                  -                          -                     -
  Forfeited                           (546,666)               2.82                          -                     -
---------------------------------------------------------------------------------------------------------------------------
Balance - End of period                 323,334               2.74                    870,000                  2.79
===========================================================================================================================

9.   FINANCIAL RISK MANAGEMENT

This note provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

(a)  CREDIT RISK

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss. The company is protected against concentration of credit risk through its products, clientele and partners, and its geographic diversity. In addition, the Company has concluded long-term contracts with all of its key customers.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management

                                                                            (11)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

(b)  FOREIGN CURRENCY RISK

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. Fluctuations in the U.S. dollar (US$), Canadian dollar (CAN$) and the Euro (EUR) exchange rates could have a potentially significant impact on the Company's results of operations. The following variations are reasonably possible over a 12-month period:

- Foreign exchange rate variation of -5% (depreciation of US$) and +5% (appreciation of US$) against the CAN$. From a period-end rate of CAN$1 = US$0.9807.

- Foreign exchange rate variation of -5% (depreciation of CAN$) and +5% (appreciation of CAN$) against the EUR. From a period-end rate of EUR1 = CAN$1.6041.

- Foreign exchange rate variation of -5% (depreciation of US$) and +5% (appreciation of US$) against the EUR. From a period-end rate of EUR1 = US$1.5731.

If these variations were to occur, the impact on consolidated net loss for each category of financial instruments held at the balance sheet date would be as follows:

LOCATION USING CAN$ AS FUNCTIONAL CURRENCY

                                                  CARRYING             EUR
(IN THOUSANDS OF US DOLLARS)                       AMOUNT        -5%         +5%
==================================================================================
ASSETS                                                $           $          $
Advance from parent Company to a subsidiary (1)      8,868       (443)        443
                                                  --------------------------------
TOTAL NET LOSS (INCREASE) DECREASE                               (443)        443
                                                  --------------------------------

LOCATION USING EUR AS FUNCTIONAL CURRENCY

                                                  CARRYING            US
(IN THOUSANDS OF US DOLLARS)                       AMOUNT        -5%         +5%
==================================================================================
ASSETS                                                $           $          $
Cash                                                 1,332        (67)         67
Accounts receivable                                  1,495        (75)         75

LESS:
LIABILITIES
Accounts payable and accrued liabilities             2,385       (119)        119
                                                  --------------------------------
TOTAL NET LOSS (INCREASE) DECREASE                                (23)         23
                                                  --------------------------------

(1) AEterna Zentaris' parent Company located in Canada has an advance to be received from its German subsidiary of 5,637 EUR (CAN$9,042 using a period-end exchange rate 1 EUR = CAN$1.6041 and US$8,868 using a period-end exchange rate 1 EUR = US$1.5731) which is eliminated in the consolidated balance sheet. A foreign exchange gain/loss for the parent Company would be recorded under the consolidated statements of earnings since this advance has not been considered to be part of a net investment in a self-sustaining subsidiary.

                                                                            (12)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

(c)  LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outline in Note 5. It also manages liquidity risk by continuously monitoring actual and projected cash flow. The Board of Directors reviews and approves the Company's operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The company investment policy ensure the safety and preservation of its principal, as outlined in section (a) above, to ensure the Company's liquidity needs are met.

(d)  THE FOLLOWING ARE THE FINANCIAL LIABILITIES AS OF JUNE 30, 2008

                                            CARRYING    LESS THAN      1 TO 3        OVER
                                             AMOUNT       1 YEAR       YEARS       3 YEARS
                                           =================================================
                                                $            $           $            $
Accounts payable and accrued liabilities       20,170       20,170            -           -
Operating leases                               10,555        2,392        6,136       2,027
Long-term debt and payable                        686          451          176          59
                                           -------------------------------------------------
                                               31,411       23,013        6,312       2,086
                                           =================================================

                                                                            (13)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

10.  NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

                                                   THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                       2008            2007            2008            2007
===============================================================================================================
                                                         $               $               $               $
NET LOSS FROM CONTINUING OPERATIONS                    (20,579)         (4,835)        (31,445)        (9,978)
---------------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS FROM DISCONTINUED OPERATIONS              -            (11)               -             22
---------------------------------------------------------------------------------------------------------------
NET LOSS                                               (20,579)         (4,846)        (31,445)        (9,956)
===============================================================================================================

                                                   THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                       2008            2007            2008            2007
===============================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                        53,187,470     53,179,470       53,187,470     53,179,470
Effect of dilutive stock options                              -        575,423                -        982,738
---------------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                        53,187,470     53,754,893       53,187,470     54,162,208
===============================================================================================================

ITEMS EXCLUDED FROM THE CALCULATION OF DILUTED NET LOSS PER SHARE BECAUSE THE EXERCISE PRICE WAS GREATER THAN THE AVERAGE MARKET PRICE OF THE COMMON SHARES OR DUE TO THEIR ANTI-DILUTIVE EFFECT.

                                                   THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                       2008            2007            2008            2007
===============================================================================================================
Stock options                                         4,196,093      2,489,335        4,196,093      1,750,944

For the six-month and the three-month periods ended June 30, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

11.  DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 24 to the Company's most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosure required in annual financial statements under U.S. GAAP and regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

                                                                            (14)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

RECONCILIATION OF NET LOSS TO U.S. GAAP

                                                                 THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED JUNE 30,
                                                                    2008            2007            2008            2007
============================================================================================================================
                                                                      $               $               $              $
NET LOSS FOR THE PERIOD UNDER CANADIAN GAAP                         (20,579)         (4,846)        (31,445)         (9,956)

Amortization of in-process R&D                            (a)            382             387             736             763
Other
Deferred income taxes                                     (b)              -           (172)               -         (1,363)
Income tax effects of above adjustments                                    -           (158)               -           (312)
----------------------------------------------------------------------------------------------------------------------------
Net loss for the period under US GAAP                               (20,197)         (4,789)        (30,709)        (10,868)
----------------------------------------------------------------------------------------------------------------------------

Comprising of:
Net loss from continuing operations                                 (20,197)         (4,778)        (30,709)        (10,890)
Net (loss) earnings from discontinued operations                           -            (11)               -              22

NET LOSS PER SHARE
Basic and diluted                                                     (0.38)          (0.09)          (0.58)          (0.20)
From continuing operations                                            (0.38)          (0.09)          (0.58)          (0.20)
From discontinued operations                                               -               -               -               -

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING UNDER U.S.
  GAAP
    Basic                                                         53,187,470      53,179,470      53,187,470      53,179,470
    Effect of diluted stock options                                        -         575,423               -         982,738

Diluted weighted average number of shares outstanding             53,187,470      53,754,893      53,187,470      54,162,208

For the periods ended June 30, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

a)   Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

b)   Deferred income taxes

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from different amounts of temporary differences under U.S. GAAP.

                                                                            (15)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

STATEMENT OF COMPREHENSIVE INCOME

                                                   THREE MONTHS ENDED     SIX MONTHS ENDED
                                                         JUNE 30,             JUNE 30,
                                                    2008       2007       2008     2007
===========================================================================================
NET LOSS FOR THE PERIOD UNDER U.S. GAAP           (20,197)    (4,789)   (30,709)  (10,868)

Other comprehensive income:
  Foreign currency translation                         857      4,450      1,317     3,812
  Change in fair value of investments                 (35)      (144)         12     (168)
-------------------------------------------------------------------------------------------
Comprehensive loss in accordance with U.S. GAAP   (19,375)      (483)   (29,380)   (7,224)
===========================================================================================

RECONCILIATION OF SHAREHOLDERS' EQUITY TO CONFORM TO U.S. GAAP

The following summary sets out the significant differences between the Company's reported shareholders' equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

                                                              AS AT           AS AT
                                                          JUNE 30, 2008  DECEMBER 31, 2007
==========================================================================================
                                                                $               $
Shareholders' equity in accordance with
  Canadian GAAP                                               57,819          88,591

In-process R&D                                        (a)   (12,647)        (14,181)
------------------------------------------------------------------------------------------
Shareholders' equity in accordance with U.S. GAAP             45,172          74,410
==========================================================================================

                                                                            (16)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

THE FOLLOWING TABLE SUMMARIZES THE SHAREHOLDERS' ACTIVITY UNDER U.S. GAAP

                                                                                     ACCUMULATED OTHER
                                                      SHARE     OTHER                  COMPREHENSIVE     SHAREHOLDERS'
                                                     CAPITAL   CAPITAL    DEFICIT         INCOME            EQUITY
======================================================================================================================
                                                        $         $          $               $                 $
BALANCE AS AT DECEMBER 31, 2007                       22,589    83,282    (51,280)         19,819            74,410
Net loss as per U.S. GAAP                                  -         -    (10,512)              -          (10,512)
Change in fair value of investments                        -         -           -             47                47
Stock based compensation costs                             -       270           -              -               270
Foreign currency translation adjustments                   -         -           -            460               460
----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2008                          22,589    83,552    (61,792)         20,326            64,675
----------------------------------------------------------------------------------------------------------------------
Net loss as per U.S. GAAP                                  -         -    (20,197)              -          (20,197)
Change in fair value of investments                        -         -           -           (35)              (35)
Stock based compensation costs                             -     (128)           -              -             (128)
Foreign currency translation adjustments                   -         -           -            857               857
----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2008                           22,589    83,424    (81,989)         21,148            45,172
======================================================================================================================

                                                                                     ACCUMULATED OTHER
                                                      SHARE     OTHER                  COMPREHENSIVE     SHAREHOLDERS'
                                                     CAPITAL   CAPITAL    DEFICIT         INCOME            EQUITY
======================================================================================================================
                                                        $         $          $               $                 $
BALANCE AS AT DECEMBER 31, 2006                      160,489    10,202   (13,852)         12,865             169,704
Net loss as per U.S. GAAP                                  -         -    (6,079)              -             (6,079)
Change in fair value of investments                        -         -          -           (24)                (24)
Reduction of stated capital                        (137,959)    70,032          -        (5,624)            (73,551)
Issued pursuant to the stock option plan                   -         -          -              -                   -
  For cash                                                18         -          -              -                  18
  Ascribed value from Other Capital                       13      (13)          -              -                   -
Stock based compensation costs                             -       454          -              -                 454
Foreign currency translation adjustments                   -         -          -          (638)               (638)
----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2007                          22,561    80,675   (19,931)          6,579              89,884
----------------------------------------------------------------------------------------------------------------------
Net loss as per U.S. GAAP                                  -         -    (4,789)              -             (4,789)
Change in fair value of investments                        -         -          -          (144)               (144)
Stock based compensation costs                             -       527          -              -                 527
Foreign currency translation adjustments                   -         -          -          4,450               4,450
----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT JUNE 30, 2007                           22,561    81,202   (24,720)         10,885              89,928
======================================================================================================================

                                                                            (17)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

ACCUMULATED OTHER COMPREHENSIVE INCOME IS COMPRISED OF THE FOLLOWING:

                                                       AS AT            AS AT
                                                   JUNE 30, 2008  DECEMBER 31, 2007
                                                  ----------------------------------
                                                        $                 $
Foreign currency translation adjustments              21,126            19,809
Unrealized gains on investments                           22                10
                                                  ----------------------------------
Accumulated other comprehensive income in
  accordance with U.S. GAAP                           21,148            19,819
                                                  ==================================

BALANCE SHEETS

The following table summarizes the significant differences in balance sheet items between Canadian and U.S. GAAP:

                                                     AS AT JUNE 30, 2008      AS AT DECEMBER 31, 2007
                                                   AS REPORTED   U.S. GAAP    AS REPORTED   U.S. GAAP
                                                  ====================================================
                                                        $            $              $           $
Intangible assets                                     31,099       18,442         36,945      22,764

STATEMENT OF CASH FLOWS

For the three-month and six-month periods ended June 30, 2008 and 2007 there was no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

RESEARCH AND DEVELOPMENT TAX CREDITS

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the statement of operations. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. This difference has no impact on the net loss and on the net loss per share figures for the reporting periods.

                                                                            (18)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

NEW ACCOUNTING STANDARDS

FASB STATEMENT NO. 157 - FAIR VALUE MEASUREMENTS (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB amended SFAS 157 (FSP 157-2) to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company has adopted this statement as of January 1, 2008. There is no significant impact from SFAS 157 on the Company's consolidated financial statements.

FASB STATEMENT NO. 159 - THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT OF FASB STATEMENT NO. 115 (SFAS
159)

On February 15, 2007, the FASB issued SFAS 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - Including an amendment of FASB Statement No. 115", which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES", applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this statement as of January 1, 2008 and has not elected to use the fair value option and accordingly there has not been any impact.

EITF ISSUE NO. 07-1 - ACCOUNTING FOR COLLABORATIVE AGREEMENTS RELATED TO THE DEVELOPMENT AND COMMERCIALIZATION OF INTELLECTUAL PROPERTY (EITF 07-01)

The Emerging Issues Task Force has issued guidance accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The ETIF defines a collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal in the arrangement. The EITF has approved this pronouncement in December 2007 and it will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact on the presentation of revenues and costs within the Company's financial statements.

                                                                            (19)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

EITF ISSUE NO. 07-3 - ACCOUNTING FOR ADVANCE PAYMENTS FOR GOODS OR SERVICES TO BE RECEIVED FOR USE IN FUTURE RESEARCH AND DEVELOPMENT ACTIVITIES (EITF 07-3)

Issued in June 2007, EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The Company adopted the provisions of EITF 07-3 on January 1, 2008. There has been no impact on the financial records of the Company.

FASB STATEMENT NO. 161 - DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - INCLUDING AN AMENDMENT OF FASB STATEMENT NO. 133 (SFAS 133)

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." This Statement is effective for financial statements issued for periods beginning after November 15, 2008, with early application encouraged. This statement amends and expands the disclosure requirements in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and other related literature. The Company believes that the updated disclosures will not have a material impact on its consolidated financial statements.

FASB STATEMENT NO. 141(R) - BUSINESS COMBINATIONS (REVISED - 2007) - (SFAS
141(R))

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations (revised - 2007)" (SFAS 141(R)). SFAS 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and non-controlling interests. The statement is effective for fiscal years beginning after December 15, 2008. The Company does not expect adoption of this standard to have a material impact on its existing consolidated results of operations and financial condition.

FASB STATEMENT NO. 162 - THE HIERARCHY OF GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES

In May of 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FAS162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. The guidance in FAS 162 replaces that prescribed in Statement on Auditing Standards (SAS) No. 69, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". FAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) Auditing amendment to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company is currently evaluating the potential impact, if any, of the adoption of FAS162 on its consolidated financial statements.

                                                                            (20)

AETERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007 (tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

================================================================================

FASB STAFF POSITION NO. FAS 142-3 - DETERMINATION OF THE USEFUL LIFE OF INTANGIBLE ASSETS

On April 25, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Financial Accounting Standards Board (FASB) issued FASB Statement No. 142, "Goodwill and Other Intangible Assets" (FAS 142). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41 (revised 2007), "Business Combination", and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008 (January 1, 2009 for the Company) and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company is currently evaluating the impact of adoption of FSP FAS 142-3 on its consolidated financial statements.

12.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period presentation.

                                                                            (21)

[AEterna Zentaris LOGO]

I, Juergen Ernst, President and Chief Executive Officer of AEterna Zentaris Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AEterna Zentaris Inc. for the interim period ended June 30, 2008 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the company, as of the date and for the periods presented in the interim filings; and

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the company, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the company's GAAP;

5. I have caused the company to disclose in the interim MD&A any change in the company's internal control over financial reporting that occurred during the company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.


August 12, 2008


/s/ Juergen Ersnt
Juergen Ersnt
President and Chief Executive Officer

[AEterna Zentaris LOGO]

I, Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AEterna Zentaris Inc. for the interim period ended June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the company, as of the date and for the periods presented in the interim filings; and

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the company, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the company's GAAP;

5. I have caused the company to disclose in the interim MD&A any change in the company's internal control over financial reporting that occurred during the company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.


August 12, 2008


/s/ Dennis Turpin
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer